April 30, 2010

Ms. Celeste M. Murphy

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 001-34004

Dear Ms. Murphy,

This letter is in response to your letter dated April 16, 2010 regarding the SEC’s review of our Form 10-K filed on March 1, 2010. Included below are your individual comments and the Company’s responses, including, as necessary, proposed revisions to disclosures that we expect to make in future filings.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact Chad Boydston at (513) 824-3242.

Sincerely,

/s/ Joseph G. NeCastro
Joseph G. NeCastro
Chief Administrative Officer and Chief Financial Officer

cc:	Lori A. Hickok, Executive Vice President, Finance

Deloitte & Touche LLP

Form 10-K for the year ended December 31, 2009

Signatures, page 17

1.	Please confirm that your Form 10-K was signed by your principal accounting officer or controller. In future filings, indicate which officer is signing in such capacity. Refer to General Instruction D.2 to Form 10-K.

Our Form 10-K was signed by our Chief Financial Officer, who is also our principal accounting officer. We will add language in future filings to appropriately indicate which officer is signing in the capacity of principal accounting officer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page F-5

2.	You disclose in your summary of accounting policies at page F-5 that you have identified two reporting units for the purpose of testing goodwill for impairment. If the fair value of your Lifestyle Media reporting unit is not substantially in excess of the carrying value we believe you should provide the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•

Discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that your reporting unit is not at risk of failing step one of the goodwill impairment test.

Please provide us with the proposed disclosures you intend to include in your next Form 10-Q to comply with the above comment on impairment testing of goodwill.

The fair value of our Lifestyle Media reporting unit is substantially in excess of the carrying value. We will provide additional disclosure in our next Form 10-Q to state such and will modify our Critical Accounting Policies section of our next Form 10-K accordingly. The following is the proposed disclosure to be included in our next Form 10-Q:

The fair value of our Lifestyle Media reporting unit substantially exceeds the carrying value. Additionally, a 10 percent decrease in the fair value of our Shopzilla reporting unit would have no impact on the recorded value of goodwill.